                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                              SPORTING MAGIC, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                   84916X 20 3
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                                 (CUSIP Number)

                                February 1, 2002
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             (Date of Event Which Requires Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /         Rule 13d-1(b)

/X/         Rule 13d-1(c)

/ /         Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 or  otherwise  subject to the  liabilities  of that  section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 84916X 20 3                  13G              Page 2 of 9 Pages
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================================================================================
      1     NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              RAE & COMPANY
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      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) / /
            (b) / /
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      3     SEC USE ONLY

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      4     CITIZENSHIP OR PLACE OR ORGANIZATION

                        UNITED STATES
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  NUMBER OF         5     SOLE VOTING POWER
   SHARES
BENEFICIALLY                          750,000 shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                    6     SHARED VOTING POWER

                                      0 shares
            --------------------------------------------------------------------
                    7     SOLE DISPOSITIVE POWER

                                      750,000 shares
            --------------------------------------------------------------------
                    8     SHARED DISPOSITIVE POWER

                                      0 shares
--------------------------------------------------------------------------------
      9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        750,000 shares
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     10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES                                                  / /

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     11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                        9.4%
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     12     TYPE OF REPORTING PERSON

                        CO
================================================================================

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CUSIP No. 84916X 20 3                  13G              Page 3 of 9 Pages
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================================================================================
      1     NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    Charles Thompson
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) / /
            (b) / /
--------------------------------------------------------------------------------
      3     SEC USE ONLY

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      4     CITIZENSHIP OR PLACE OR ORGANIZATION

                        UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF         5         SOLE VOTING POWER
   SHARES
BENEFICIALLY                              750,000 shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                    6         SHARED VOTING POWER

                                          0 shares
            --------------------------------------------------------------------
                    7         SOLE DISPOSITIVE POWER

                                          750,000 shares
            --------------------------------------------------------------------
                    8         SHARED DISPOSITIVE POWER

                                          0 shares
--------------------------------------------------------------------------------
      9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        750,000 shares
--------------------------------------------------------------------------------
     10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES                                                  / /

--------------------------------------------------------------------------------
     11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                        9.4%
--------------------------------------------------------------------------------
     12     TYPE OF REPORTING PERSON

                        IN
================================================================================

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CUSIP No. 84916X 20 3                  13G              Page 4 of 9 Pages
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Item 1.

          (a)         Name of Issuer:

                      Sporting Magic, Inc.

          (b)         Address of Issuer's Principal Executive Offices:

                      7625 Hamilton Park Drive
                      Suite 12
                      Chattanooga, TN 37421

Item 2.

          (a)         Name of Person Filing:

                      This  Statement  is  jointly  filed  by RAE &  Company,  a
                      Georgia   corporation   ("RAE"),   and  Charles   Thompson
                      (together with RAE, the "Reporting Persons").

          (b)         Address of Principal Business Office, or if none, Residence:

                      The  principal  place of business of each of the Reporting
                      Persons   is  7625   Hamilton   Park   Drive,   Suite  12,
                      Chattanooga, TN 37421.

          (c)         Citizenship:

                      Unites States

          (d)         Title of Class of Securities:

                      Common Stock, par value $.001 per share  ("Common Stock")

          (e)         CUSIP Number:

                      84916X 20 3

Item 3.               If this statement is filed  pursuant to Rule 13d-1(b),  or
                      13d-2(b) or (c), check whether the person filing is a:

                      (a)   / / Broker or dealer registered under Section 15 of
                                the Exchange Act.

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CUSIP No. 84916X 20 3                  13G              Page 5 of 9 Pages
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                      (b)   / / Bank as defined in section 3(a)(6) of the Act.

                      (c)   / / Insurance company as defined in section 3(a)(19)
                                of the Act.

                      (d)   / / Investment company registered under section 8 of
                                the Investment Company Act.

                      (e)   / / An investment adviser in accordance with Rule
                                13d-1(b)(1)(ii)(E);

                      (f)   / / An employee benefit plan or endowment fund in
                                accordance with Rule 13d-1(b)(1)(ii)(F).

                      (g)   / / A parent holding company or control person in
                                accordance with Rule 13d-1(b)(1)(ii)(G).

                      (h)   / / A savings association as defined in Section 3(b)
                                of the Federal Deposit Insurance Act;

                      (i)   / / A church plan that is excluded from the definition
                                of an investment  company under Section  3(c)(14) of
                                the Investment Company Act.

                      (j)   / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.               Ownership

            The following is  information  regarding  the  aggregate  number and percentage of the class of securities of the issuer identified in Item 1.

            RAE has the power to vote or  direct  the vote,  and to  dispose  or direct the  disposition,  of all of its shares of the Issuer's common stock. The management  of RAE  is  vested  exclusively  in its  sole  stockholder,  Charles
Thompson. The filing of this Schedule 13G shall not be construed as an admission by any of the filing persons that they are members of a group.

           (a)       Amount Beneficially Owned:

                     750,000 shares.

           (b)       Percent of Class:

                     9.4%.

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CUSIP No. 84916X 20 3                  13G              Page 6 of 9 Pages
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           (c)       Number of shares as to which such person has:

                      (i)        sole power to vote or direct the vote:

                                 750,000 shares.

                      (ii)       shared power to vote or direct the vote:

                                 0 shares.

                      (iii)      sole power to dispose or direct the disposition
                                 of:

                                 750,000 shares.

                      (iv)       shared   power  to   dispose   or  direct   the
                                 disposition of:

                                 0 shares.

Item 5.              Ownership of Five Percent or Less of a Class.

                     Not Applicable

Item 6.              Ownership  of More than Five  Percent  on Behalf of Another
                     Person.

                     Not Applicable.

Item 7.              Identification  and  Classification of the Subsidiary Which
                     Acquired  the  Security  Being  Reported  on by the  Parent
                     Holding Company.

                     Not Applicable.

Item 8.              Identification and Classification of Members of the Group.

                     Not Applicable.

Item 9.              Notice of Dissolution of Group.

                     Not Applicable.

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CUSIP No. 84916X 20 3                  13G              Page 7 of 9 Pages
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Item 10.             Certification.

            By signing  below I certify  that,  to the best of my knowledge  and belief, the securities  referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing  the control of the issuer of the  securities  and were not acquired and are not held in  connection with or as a participant in any transaction having that purpose or effect.

           [The remainder of this page was intentionally left blank.]

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CUSIP No. 84916X 20 3                  13G              Page 8 of 9 Pages
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                                    SIGNATURE
                                    ---------

                        After reasonable inquiry and to the best of my knowledge
and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      May 6, 2002
                                            RAE & COMPANY

                                            By: /s/ Charles Thompson
                                               --------------------------
                                                  Charles Thompson, President

                                            /s/ Charles Thompson
                                            -----------------------------
                                            Charles Thompson

                             JOINT FILING AGREEMENT

            In accordance with Rule  13d-1(k)(1)  under the Securities  Exchange
Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf  of each of them  of a  Statement  on  Schedule  13G  dated  May 6,  2002
(including  amendments  thereto)  with  respect to the Common  Stock of Sporting
Magic,  Inc.  This Joint Filing  Agreement  shall be filed as an Exhibit to such
Statement.

Dated:      May 6, 2002
                                            RAE & COMPANY

                                            By: /s/ Charles Thompson
                                               --------------------------
                                                  Charles Thompson, President

                                            /s/ Charles Thompson
                                            -----------------------------
                                            Charles Thompson